UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Regal Rexnord Corporation
(Exact Name of Registrant as Specified in Charter)

Wisconsin	1-7283
(State or Other Jurisdiction of Incorporation)	(Commission File No.)
200 State Street Beloit, WI	53511
(Address of Principal Executive Offices)	(Zip Code)
Louis V. Pinkham	(608) 364-8800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the reporting period from January 1 to December 31, 2022.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, Regal Rexnord Corporation (the “Company”) has undertaken efforts to determine our conflict minerals reporting requirements for the period from January 1 to December 31, 2022.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available in the SEC filings section of the Company’s website at https://investors.regalrexnord.com/investors/financial-information/sec-filings/default.aspx.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report.

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Regal Rexnord Corporation’s Conflict Minerals Report for the period January 1 to December 31, 2022, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL REXNORD CORPORATION

Date: May 30, 2023	By:	/s/ Thomas E. Valentyn
Thomas E. Valentyn Executive Vice President, General Counsel and Secretary

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